Filed Pursuant To Rule 433

Registration No. 333-278880

July 23, 2024

Introducing ETH and ETHE - Grayscale Ethereum funds now trading on NYSE Arca

Annoucement ETH grayscale Ethereum Mini Trust ETHE Grayscale Ethereum Trust Introducing ETH and EHTE - Grayscale Ethereum funds now trading on NYSE Arca

The Grayscale Ethereum Mini Trust (“ETH”) and Grayscale Ethereum Trust (“ETHE”) are not funds registered under the Investment Company Act of 1940 and are not subject to regulation under the Investment Company Act of 1940, unlike most mutual funds or ETFs. Investing involves significant risk, including possible loss of principal. The Trusts may not be suitable for all investors.

Grayscale is excited to announce the launch of Grayscale Ethereum Mini Trust (ticker: ETH), our low-cost Ethereum exchange-traded product, now trading on NYSE Arca.

With the launch of ETH, investors now have access to the world’s second-largest cryptocurrency right in their investment account from the firm that pioneered access to crypto in the form of a security.

Why ETH

•
Largest AUM of low-fee Ethereum funds: ETH is the largest Ethereum fund by AUM within the low-cost cohort, and boasts an existing robust and diverse investor base (this is because ETHcomes to market as a spin-off of Grayscale’s flagship Ethereum fund — more on this below).
•
Low cost - and zero fee for the first 6 months1: At an expense ratio of 0.15%, ETH has one of the lowest cost of ownership of all Ethereum funds available on the market. Furthermore, we’re waiving the fee for the first 6 months of trading.

•
Low share price: ETH’s low share price of less than $5 per share allows investors to achieve the most precision in their exposure to Ether, no matter how big or small their investment may be.
•
Familiar access: ETH allows investors to gain exposure to Ether right in their investment accounts, accessed alongside the rest of their portfolio, while avoiding the challenges of buying, storing, and safekeeping crypto directly.

LEARN MORE

ETH comes to market as a spin-off of Grayscale’s flagship Ethereum fund, Grayscale Ethereum Trust (ticker: ETHE) which today also uplisted to NYSE Arca. ETHE was first created in 2017 and is the largest Ethereum fund in the world.

•
If you’re curious about the spin-off process, watch our video here.
•
For more detail on ETHE, visit the product page here.

Join us to learn more about Ether & Ethereum

Ether is the world’s second-largest cryptocurrency by market cap2, and is the token underlying Ethereum, the blockchain-powered tech stack on which decentralized applications are being built as an alternative to today’s software. For believers of the digital economy, Ethereum represents an enormous opportunity.

If you’re interested in learning more about the investment potential of Ethereum, we invite you to join us in our upcoming webinar:

Adapt Your Business For The Future: Exploring Ethereum
Date: Tuesday, July 30
This webinar is for financial professionals only.

REGISTER NOW

1Low cost based on gross expense ratio at 0% for the first 6 months of trading for the first $2.0 billion. After the fund reaches $2.0 billion in assets or after 6-month waiver period, the fee will be 0.15%. Brokerage fees and other expenses may still apply. See prospectus for additional fee waiver information.

2Artemis, data by market value as of July 15, 2024.

Grayscale Ethereum Mini Trust and Grayscale Bitcoin Mini Trust (each a “Trust”, and collectively, the “Trusts”) have each filed a registration statement (including a prospectus) with the SEC for its offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents each Trust has filed with the SEC for more complete information about such Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, each Trust or any authorized participant will arrange to send you such prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Trust.

Investing involves significant risk, including possible loss of principle. The Trust holds Ethereum; however, an investment in the Trust is not a direct investment in Ethereum. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset exchanges may impact the value of Ethereum, and consequently, the value of the Trust. Digital assets are not suitable for an investor that cannot afford loss of the entire investment. There is no guarantee that a market for the shares will be available, which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

________________________________________________________________________________________________________________________________________

Grayscale Ethereum Trust (the Trust) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.